UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number: 001-33765

AIRNET TECHNOLOGY INC.

(Exact name of registrant as specified in its charter)

15/F, Sky Plaza

No. 46 Dongzhimenwai Street

Dongcheng District, Beijing 100027

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On November 30, 2020, AirNet Technology Inc. (the “Company”) issued a press release announcing that Nasdaq granted the Company an extension until March 15, 2021 to regain compliance with the minimum stockholders’ equity requirement as set forth in Rule 5550(b)(1) of the Nasdaq Listing Rules. A copy of the press release is attached as Exhibit 99.1 hereto and incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIRNET TECHNOLOGY INC.

Date: November 30, 2020	By:	/s/ Herman Man Guo
	Name:	Herman Man Guo
	Title:	Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Press Release dated November 30, 2020